Exhibit 99.1
CIBC ANNOUNCES SENIOR EXECUTIVE MANAGEMENT CHANGES
•	TOM WOODS TO BECOME CHIEF RISK OFFICER
•	DAVID WILLIAMSON TO JOIN AS CHIEF FINANCIAL OFFICER
•	RICHARD NESBITT TO JOIN AS CEO OF CIBC WORLD MARKETS
TORONTO, January 7, 2008 — CIBC has announced three executive appointments in support of its strategic imperative of delivering consistent, sustainable performance.
— Tom Woods, currently Chief Financial Officer of CIBC, becomes Chief Risk Officer, effective immediately.
— David Williamson, formerly President and CEO of Atlas Cold Storage and CFO of Clarica Life Insurance, will be joining CIBC as Chief Financial Officer, effective January 10, 2008.
— Richard Nesbitt, CEO of the TSX Group from 2004 to 2007, will be joining CIBC as CEO of CIBC World Markets, effective February 29, 2008.
In addition to these organizational changes, CIBC also announced today that Brian Shaw, CEO of CIBC World Markets, and Ken Kilgour, Chief Risk Officer, will be leaving CIBC.
“We are pleased to have Tom Woods leading our Risk function. Tom is a seasoned professional with deep knowledge and understanding of our risk profile and our strategy of consistent and sustainable growth,” said Gerry McCaughey, President and CEO of CIBC. “Richard Nesbitt and David Williamson are talented and respected executives who share CIBC’s vision of creating shareholder value by delivering consistent, solid and sustainable growth over time. We are pleased that they will be joining CIBC.”
Tom Woods
Tom Woods, 55, has spent his entire career with CIBC, joining Wood Gundy in Investment Banking in 1977, where he advised companies on debt, equity, mergers and acquisitions until 1996, when he became Head of Canadian Corporate Banking. He was named CFO of CIBC World Markets in 1998 and CFO of CIBC in 2000. Mr. Woods earned his Master of Business Administration from Harvard Business School in 1977 and graduated from the University of Toronto in 1975 with a Bachelor of Applied Science degree in Industrial Engineering.
David Williamson
Mr. Williamson, 47, was most recently President and CEO of Atlas Cold Storage from April 2004 to November 2006. Previously, he served as Senior Vice President of Strategic Planning and Development with Canada Life Financial Corporation from October 2002 to July 2003. Mr. Williamson also served as Executive Vice President and Chief Financial Officer of Clarica Life Insurance Company from January 2001 to June 2002. Earlier in his career, Mr. Williamson gained a substantial amount of experience working with banks in Europe, the U.K. and Canada on the measurement and management of risk including a period of time spent working at the Bank for International Settlements in Basel Switzerland. Mr. Williamson is a Chartered Accountant and graduated from McMaster University with a Bachelor of Commerce degree in 1983.

Richard Nesbitt
Richard Nesbitt, 52, is Chief Executive Officer of TSX Group, which operates Canada’s two national stock exchanges serving the senior equity and public venture capital equity markets. Mr. Nesbitt’s record of accomplishments have spanned more than 20 years of experience in the securities industry, including three years as President of TSX Markets where he was responsible for the trading and market data operations of TSX Group, three years as President and Chief Executive Officer of HSBC Securities Canada, and ten years at CIBC Wood Gundy. Mr. Nesbitt graduated with a Masters of Science in Accounting and Finance from the London School of Economics and Political Science in 1986; earned an MBA from the Rotman School of Business, University of Toronto, in 1985; and earned a B.A. (Honors) in Business Administration from The University of Western Ontario in 1978.
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Forward Looking Statement
This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release except as required by law.
For further information: Rob McLeod, CIBC, (416) 980-3714 for media inquiries; John Ferren, CIBC, (416) 980-2088 for analyst/investor inquiries.